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April 27, 2023	C.	Brophy Christensen
	D:	+1 415 984 8793
bchristensen@omm.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Atlanta Braves Holdings, Inc.

Amendment No. 2 Registration Statement on Form S-4

Filed April 6, 2023

File No. 333-268922

To Staff of the Division of Corporation Finance:

On behalf of our client, Atlanta Braves Holdings, Inc. (“SplitCo”), we are providing their response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated April 19, 2023 with respect to the filing referenced above.

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-268922) are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by SplitCo’s response:

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers, page 15

1.            Please revise this section to clarify that a receipt of the Ruling from the Internal Revenue Service will not be necessary to effect the Split-Off Transaction. In this regard, we note that you had applied for the Ruling from the IRS, but the Split-Off is no longer conditioned on the receipt of such Ruling.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on page 29 of Amendment No. 3.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

SplitCo Management’s Discussion and Analysis of Financial Condition and Results of Operations – Years Ended December 31, 2022 and 2021

Baseball revenue, page 175

2.            Referencing the bankruptcy proceeding filed by Diamond Sports Group in March 2023 and its potential impact on broadcast revenues for ANLBC, please disclose if these uncertainties have had or that are reasonably likely to have a material unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, SplitCo revised the disclosure on pages 61 and 180 of Amendment No. 3.

Item 21. Exhibits and Financial Statement Schedule, page II-3

3.            We note that exhibit 5.1 indicates that counsel will opine on your Class A, Class B and Class C common stock. However, the registration statement and filing fee table indicate that you are registering Series A, Series B and Series C common stock. Revise to reconcile.

Response: In response to the Staff’s comment, the Exhibit 5.1 opinion has been revised to refer to the Series A, Series B and Series C common stock of SplitCo.

4.            Please have counsel remove the reference to "certain" U.S. federal income tax consequences in your tax opinion filed as exhibit 8.1. Please also revise to have counsel consent to all references to them in the prospectus, including under the section entitled "Legal Matters." As a related matter, we note that exhibit 8.1 references the "conditions, limitations, assumptions and qualifications set forth in the Registration Statements." In this regard, if counsel is providing a "long form" opinion, please have counsel remove such qualifying language and include the assumptions and qualifications in the opinion. Refer to Sections III.B, III.C.1 and IV of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Exhibit 8.1 has been revised to (i) remove references to “certain” U.S. federal income tax consequences, (ii) modify the opinion to refer to “conditions, limitations, assumptions and qualifications set forth in the opinion” and (iii) consent to the inclusion of all references to Skadden, Arps, Slate, Meagher & Flom LLP in the Registration Statement generally.

5.            We also note that your exhibit 8.1 tax opinion relies "upon the statements and representations set forth in . . . the Malone Representation Letter." Clarify whether counsel relied on the Malone Representation Letter for factual matters discussed in the Registration Statement.

Response: In response to the Staff’s comment, SplitCo respectfully advises the Staff that the Exhibit 8.1 tax opinion will not rely on the Malone Representation Letter for factual matters discussed in the Registration Statement. The Exhibit 8.1 tax opinion will rely on the Malone Representation Letter for certain representations relating to Mr. Malone’s ownership of Liberty Media and SplitCo.

*              *              *

If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

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